SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D-A


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

          Under the Securities Exchange Act of 1934 (Amendment No. 10)

                        AMERICAN LOCKER GROUP INCORPORATED
-----------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
-----------------------------------------------------------------------
                         (Title of Class of Securities)


                                  027284108
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                                 (CUSIP Number)

                              Santa Monica Partners, LP
                              1865 PALMER AVENUE
                              LARCHMONT, NEW YORK 10538

                                 (914) 833-0875
-----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                            February 21, 2013
-----------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.







CUSIP No. 027284108                    13D/A




_______________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          SANTA MONICA PARTNERS, L.P.
          13-3100474
_______________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)[_]
     (b)[X]

_______________________________________________________________________
3    SEC USE ONLY



_______________________________________________________________________
4    SOURCE OF FUNDS

          WC

_______________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
[_]



_______________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK

_______________________________________________________________________
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     82,470
_______________________________________________________________________

8    SHARED VOTING POWER

        None


_______________________________________________________________________
9    SOLE DISPOSITIVE POWER

     82,470

_______________________________________________________________________



CUSIP No. 027284108                    13D/A


10   SHARED DISPOSITIVE POWER

                    None

_______________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     82,470

_______________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES[_]

_______________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.9%

_______________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN

_______________________________________________________________________
______________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          SMP ASSET MANAGEMENT LLC

_______________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [_]
     (b) [X]

_______________________________________________________________________
3    SEC USE ONLY



_______________________________________________________________________
4    SOURCE OF FUNDS

     AF








CUSIP No. 027284108                    13D/A


_______________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
    [_]



_______________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

_______________________________________________________________________
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     82,470


_______________________________________________________________________
8    SHARED VOTING POWER
     None


_______________________________________________________________________
9    SOLE DISPOSITIVE POWER

     82,470

_______________________________________________________________________
10   SHARED DISPOSITIVE POWER

     None

_______________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     82,470

_______________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
     [_]

_______________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.9%



CUSIP No. 027284108                   13D/A

_______________________________________________________________________
14   TYPE OF REPORTING PERSON

     OO (LLC)

_______________________________________________________________________



_______________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     LAWRENCE J. GOLDSTEIN

_______________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [_]
     (b) [X]

_______________________________________________________________________
3    SEC USE ONLY



_______________________________________________________________________
4    SOURCE OF FUNDS

     AF

_______________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
     [_]



_______________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

_______________________________________________________________________
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     164,470

_______________________________________________________________________
8    SHARED VOTING POWER

     None
_______________________________________________________________________
9    SOLE DISPOSITIVE POWER

     164,470

_______________________________________________________________________
10   SHARED DISPOSITIVE POWER

     None

_______________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     164,470
_______________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
     [_]

_______________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.8%

_______________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN

_______________________________________________________________________

CUSIP No. 027284108                   13D/A



Item 1.  Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the common stock with $1.00 par value ("Shares") of American Locker Group
Incorporated (the "Issuer"). The principal offices of the Issuer are located at 2701 Regent Blvd., Suite 200 DRW Airport, TX 75261.

Item 2.   Identity and Background.

(a) Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Statement is being filed on behalf of: (i) Santa Monica Partners, L.P., a New York limited partnership ("Santa Monica Partners"); (ii) SMP Asset Management LLC, a Delaware limited liability company and the general partner of Santa Monica Partners ("SMP Asset Management") and (iii) Lawrence J. Goldstein, the president and sole owner of SMP Asset Management and as an individual.

(b)-(c) The principal business of Santa Monica Partners is to invest in securities with the objective of preserving principal, building net worth, and achieving long-term capital growth for its investors. The principal business of SMP Asset Management is to provide investment advice to and to manage the business and affairs of Santa Monica Partners. Mr. Goldstein's principal occupation is providing investment advice to and supervising the business and affairs of SMP Asset Management and indirectly, Santa Monica Partners. The principal business address of Santa Monica Partners, SMP Asset Management and
Mr. Goldstein (collectively, the "Reporting Persons") is 1865 Palmer Avenue, Larchmont, New York 10538.

(d) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mr. Goldstein is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The source of funds for purchases of all Shares owned beneficially directly by Santa Monica Partners and indirectly by SMP Asset Management and Mr. Goldstein was the working capital of Santa Monica Partners. The source of funds for purchase of all Shares held by Mr. Goldstein personally were his personal funds.

Item 4.  Purpose of Transaction.

The Reporting Persons have acquired Shares for investment purposes and intend to review on a continuing basis their investments in the Issuer. Depending upon their evaluation of the Issuer's business and prospects and upon future developments, the Reporting Persons may continue to hold Shares as an investment or may determine to increase, decrease or dispose of their holdings of Shares.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this Statement, of the 1,683,985 Shares reported by the Issuer to be issued and outstanding, as of November 14, 2012 in its Form 10-Q filed with the SEC on November 16, 2012 (the "Outstanding Shares"): (i) Santa Monica Partners beneficially owns directly 82,470 Shares, constituting 4.9% of the Outstanding Shares; (ii) SMP Asset Management beneficially owns indirectly such 82,470 Shares; and
(iii) Mr. Goldstein beneficially owns an aggregate of 164,470
Shares, constituting 9.8% of the Outstanding Shares, consisting of 82,470 Shares owned by Santa Monica Partners and 82,000 Shares held by him personally, constituting 4.9% of the Outstanding Shares.

(b) Santa Monica Partners, SMP Asset Management and Mr. Goldstein have sole power to vote and direct the vote of, and to dispose of or direct the disposition of, all Shares held by Santa Monica Partners. Mr. Goldstein has the sole power to dispose of or direct the disposition of shares held by him personally.


CUSIP No. 027284108                   13D/A



(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as set forth above and as follows: (i) the partnership agreement of Santa Monica Partners contains provisions whereby SMP Asset Management may, after certain adjustments, receive a percentage of profits, if any, derived from Santa Monica Partner's investments.

Item 7.  Material to be filed as Exhibits.

None.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 21, 2013
                                        SANTA MONICA PARTNERS, L.P.
                                        By: SMP ASSET MANAGEMENT LLC

                                        By: /s/LAWRENCE J. GOLDSTEIN
                                      ---------------------------------

	                        	Lawrence J. Goldstein, President

                                        SMP ASSET MANAGEMENT LLC

                                        By: /s/LAWRENCE J. GOLDSTEIN
                                      ---------------------------------
                                       Lawrence J. Goldstein, President



                                        /s/LAWRENCE J. GOLDSTEIN
                                      ---------------------------------
                                      Lawrence J. Goldstein